Exhibit 99.2

FOR IMMEDIATE RELEASE

Iron Mountain Updates Investor Presentation for Non-Deal Roadshow

BOSTON — July 14, 2015 — Iron Mountain Incorporated (NYSE:IRM), the storage and information management company, has posted to its Investor Relations website an updated investor presentation related to an Iron Mountain and Recall Holdings Limited (ASX:REC) Co-CEO Non-Deal Roadshow hosted by J.P. Morgan on Tuesday July 14th through Thursday July 16th in Baltimore, New York City and Boston.

The presentation provides an update on the company’s Transformation Program (formerly Speed and Agility) to drive significant reductions in overhead expenses and its initiative to maintain and improve service gross margin. In addition, the presentation highlights the strength of Iron Mountain’s cash available for distribution and growth investment (CAD) on a standalone basis and illustrates the expected CAD enhancement through the acquisition of Recall.

The presentation is available on the Investor Relations section of www.ironmountain.com under “Events and Presentations.”

About Iron Mountain

Iron Mountain Incorporated (NYSE: IRM) is a leading provider of storage and information management services. The company’s real estate network of more than 67 million square feet across more than 1,100 facilities in 36 countries allows it to serve customers around the world. And its solutions for records management, data management, document management, and secure shredding help organizations to lower storage costs, comply with regulations, recover from disaster, and better use their information. Founded in 1951, Iron Mountain stores and protects billions of information assets, including business documents, backup tapes, electronic files and medical data. Visit www.ironmountain.com for more information.

Investor Relations Contacts:

Melissa Marsden	Faten Freiha
Senior Vice President, Investor Relations	Director, Investor Relations
melissa.marsden@ironmountain.com	faten.freiha@ironmountain.com
(617) 535-8595	(617) 535-8404

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